UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42040

SCHMID Group N.V.

(Registrant's name)

Robert-Bosch-Str. 32-36,

72250

Freudenstadt, Germany

Tel: +49 7441 538 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into Preliminary Agreements in relation to a New Manufacturing Campus in China

On June 9, 2026, SCHMID Group N.V. (the “Company”) announced that it has signed a preliminary manufacturing project letter of intent and investment framework agreement with local authorities in Banfu Industrial Zone, Zhongshan, Guangdong Province, China, regarding the establishment of a new manufacturing campus.

The planned facility is expected to consolidate the Company’s existing manufacturing operations in China, which are currently located at two separate leased facilities, into a single company-owned production campus. The Company expects the new facility to provide nearly double the effective manufacturing capacity of its current China operations through expanded operational space, improved layout efficiency, streamlined logistics and optimized production workflows.

The investment is intended to support the Company’s long-term “In China for China” strategy and address increasing demand for advanced wet-process equipment used in the manufacturing of high-end HDI boards, IC substrates, AI server boards and other advanced electronic applications.

The total investment for land acquisition, construction and related infrastructure is expected to be approximately €11 million. The agreement with local authorities provides for various development incentives including land use rights for long-term use by the local authorities.

SCHMID expects the majority of the project financing to be provided through local Chinese bank financing on partially subsidized financing terms with such financing anticipated to be primarily secured by the project assets and associated land-use rights.

Construction is expected to commence following completion of the final land transfer and permitting process and the conclusion of a final, binding agreement. SCHMID currently expects to begin operations at the new facility approximately mid-2027.

Press Release Furnished as Exhibit

On June 9, 2026, the Company issued a press release announcing the project, which is furnished herewith as Exhibit 99.1.

The information furnished in this Form 6-K, including the information contained in Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Caution Regarding Forward-Looking Statements

This report may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this report include statements regarding the SCHMID’s expected growth, anticipated demand trends, and other statements that are not historical facts. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: geopolitical events, conflicts or wars, including trade wars, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our current dependence on sales to a limited number of customers for most of our revenues; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe, China and the U.S.; the effects of competition; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the SEC May 15, 2026, which is available on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time.These forward-looking statements speak only as of the date of this report. Except as required by law, the Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report.

The following exhibit is furnished herewith

Exhibit Number

99.1	Press release dated June 9, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 9, 2026	SCHMID Group N.V.

	By:	/s/ Arthur Schuetz
	Name:	Arthur Schuetz
	Title:	Chief Financial Officer